Exhibit 99.1

GreenTree Hospitality Group Ltd. Announces Management Change

SHANGHAI, China, January 2, 2019 -- GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GreenTree”, the “Company”, “we”, “us” and “our”), a leading franchised hotel operator in China, today announced that the term of Ms. Jasmine Xin Yue Geffner’s employment contract, as Chief Financial Officer of the Company, expired on December 31, 2018. Dr. Yiping Yang, formerly the Vice President of Operations of the Company, has been appointed as the new Chief Financial Officer of the Company.

“I would like to thank Jasmine for her invaluable service and contribution to the Company, including her devoted effort to the successful completion of our initial public offering and listing on the NYSE in March 2018,” commented Mr. Alex Xu, Chairman and Chief Executive Officer of GreenTree. “I wish her the very best of success in her future endeavors.”

Dr. Yang began her career at the Company in 2016 as an Executive Assistant to the Chairman. She was quickly promoted to Vice President of Sales and Marketing with responsibility over sales channels, reservation and customer services, public relations. From February 2017 until late 2018, Dr. Yang was our Vice President of Operations. In addition, prior to the Company’s IPO, Dr. Yang had served on the Board of Directors of the Company. Dr. Yang earned her Ph.D. degree in mathematical finance from The Chinese University of Hong Kong, a top university in the world.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. (“GreenTree” or the “Company”) (NYSE: GHG) is a leading franchised hotel operator in China. As of December 31, 2017, GreenTree had the highest proportion of franchised-and-managed hotels among the top four economy to mid-scale hotel networks in China. In 2017, GreenTree was the fourth largest economy to mid-scale hotel group in China in terms of number of hotel rooms according to the China Hospitality Association. The Company has built a strong suite of brands, including its flagship “GreenTree Inns” brand, as a result of its long-standing dedication to the hospitality industry in China, the consistent quality of its services, its signature hotel designs, broad geographic coverage and convenient locations. GreenTree has positioned its brands to appeal to value- and quality-conscious business and leisure travelers.

For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “confident,” “future,” or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree’s current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree’s goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-21-3617-4886 ext. 7999

E-mail: ir@998.com

Mr. Nicky Zheng

Phone: +86-21-3617-4886 ext. 6708

E-mail: ir@998.com

Christensen

In Shanghai

Ms. Constance Zhang

Phone: +86-138-1645-1798

E-mail: czhang@christensenIR.com

In Hong Kong

Ms. Karen Hui

Phone: +852-9266-4140

E-mail: khui@christensenIR.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@ChristensenIR.com